<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Nine Months Ended September 30, 2006

<u>GENCO RESOURCES LTD.</u>
(Translation of registrant's name into English)

<u>Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F <u> X </u> Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes<u>____</u> No <u> X </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>GENCO RESOURCES LTD.</u>
(Registrant)

<u>Date: November 22, 2006</u>   By: /s/ ***"Robert Gardner"***
                                                        Name

                                              Its: <u>Chairman   </u>
                                                        (Title)

Exhibit Index:

Exhibit No.	Description
99.1	Consolidated Financial Statements for the Nine Months Ended September 30, 2006
99.2	Management Discussion and Analysis for Nine Months Ended September 30, 2006
99.3	Form 52-109F2 Certification of Interim Filings 9-30-06- R. Gardner, Chairman
99.4	Form 52-109F2 Certification of Interim Filings 9-30-06- W. Moorhouse, CFO
99.5	News Release- September 14, 2006- Genco Intercepts 28.5 Meters Grading 1.65 g/t Gold and 101 g/t Silver at La Guitarra



GENCO RESOURCES LTD.

GENCO RESOURCES LTD.

Consolidated Financial Statements
For the Nine Months Ended September 30, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)



NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-02 *Continuous Disclosure Obligations* of the Canadian Securities Administrators **WE HEREBY GIVE NOTICE THAT** our financial statements for the nine month period ended September 30, 2006, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD.

Consolidated Balance Sheet
As at September 30, 2006

(Expressed in Canadian dollars)   Unaudited – Prepared by Management

	September 30, 2006 $	December 31, 2005 $
Assets		
Current Assets		
Cash	**1,722,788**	724,757
Accounts receivable	**1,934,253**	1,046,426
Inventory (Note 4)	**545,416**	577,972
Pre-paid expenses and deposits	**44,264**	50,584
	4,246,721	2,399,739
Mineral property interests (Note 5)	**44,505**	43,475
Capital Assets		
Property, plant and equipment (Note 7)	**15,262,065**	12,462,268
Total Assets	**19,533,291**	$ 14,905,482
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	**569,480**	733,919
Royalties and fees payable	**819,832**	236,245
Current portion of long-term debt (Note 9)	**557,650**	582,950
VAT payable	**518,984**	–
	2,465,946	1,553,114
Long-term Liabilities		
Long-term debt (Note 9)	**1,876,858**	2,437,939
Deferred income tax	**1,533,976**	–
Asset retirement obligation (Note 10)	**208,145**	198,542
	3,618,979	2,636,481
Total Liabilities	**6,084,925**	4,189,595
Shareholders' Equity		
Share capital (Note 11)	**19,656,340**	16,356,776
Deficit, per Exhibit "B"	**(6,187,974)**	(5,640,889)
	13,468,366	10,715,887
Total Liabilities and Shareholders' Equity	**$ 19,553,291**	$ 14,905,482

Approved by the Board of Directors

The accompanying notes are an integral part of these financial statements

GENCO RESOURCES LTD.
Consolidated Statement of Operations and Deficit
For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian Dollars)   Unaudited – Prepared by Management

	3 Months Ended Sept 30, 2006 $	3 Months Ended Sept 30, 2005 $ (Restated)	**9 Months Ended Sept 30, 2006 $**	9 Months Ended Sept 30, 2005 $ (Restated)
Revenue	**2,009,404**	1,957,094	**7,026,100**	5,832,304
Cost of sales	**918,468**	1,456,925	**3,723,021**	3,787,015
Gross income	**1,090,936**	500,169	**3,303,079**	2,045,289
Operating expenses				
Accounting and legal	**23,845**	13,273	**99,143**	102,242
Advertising and promotion	**55,455**	11,646	**152,572**	62,018
Amortization and accretion	**9,756**	5,699	**29,118**	19,066
Consulting fees	**90,114**	26,617	**162,621**	108,040
Foreign exchange	**190,202**	78,898	**239,883**	226,098
Insurance	**13,528**	1,715	**35,265**	12,585
Interest and bank charges	**(310)**	(14,280)	**579**	(10,968)
Management fees	**88,000**	96,000	**280,000**	288,000
Office and miscellaneous	**27,237**	37,893	**102,747**	113,709
Regulatory fees	**3,105**	1,978	**32,626**	17,834
Rent	**21,430**	15,815	**53,611**	47,392
Telephone	**6,554**	5,563	**13,543**	14,630
Travel	**30,207**	34,097	**152,035**	211,278
Wages and benefits	**45,459**	42,798	**161,978**	135,205
Total operating expenses	**604,582**	357,712	**1,515,721**	1,347,129
Income (loss) before other items	**486,354**	142,457	**1,787,358**	698,160
Other income (expenses)				
Accretion on long-term debt	**(28,866)**	(33,493)	**(91,791)**	(105,228)
Interest and other income	**15,896**	(3,712)	**52,223**	57,165
Stock compensation expense (Note 11)	**(221,650)**	(240,526)	**(746,035)**	(255,240)
Translation adjustment	**(137,065)**	−	**(137,065)**	−
	(371,685)	(277,731)	**(922,668)**	(303,303)
Income (loss) before taxes	**114,669**	(135,274)	**864,690**	394,857
Deferred income tax	**(466,279)**	379,738	**(1,411,774)**	379,738
Net income (loss)	**(351,610)**	244,464	**(547,084)**	774,595
Deficit, beginning	**(5,836,364)**	(5,829,836)	**(5,640,889)**	(6,359,967)
Deficit, ending, to Exhibit "A"	**(6,187,974)**	(5,585,372)	**(6,187,974)**	(5,585,372)
Basic and diluted earnings (loss) per share	**(0.01)**	0.01	**(0.02)**	0.03
Weighted average shares outstanding - Basic	**28,631,406**	25,602,431	**27,574,597**	24,377,899
Weighted average shares outstanding - Diluted	**31,690,315**	25,844,465	**30,930,786**	24,391,948

The accompanying notes are an integral part of these financial statements

GENCO RESOURCES LTD.
Consolidated Statement of Cash Flows
For the Three and Nine Month Periods Ended September 30, 2006

(Expressed in Canadian dollars)   Unaudited – Prepared by Management

	3 Months Ended Sept 30, 2006 $	3 Months Ended Sept 30, 2005 $ (Restated)	9 Months Ended Sept 30, 2006 $	9 Months Ended Sept 30, 2005 $ (Restated)
Cash flows from operating activities				
Net income (loss) for the period	**(351,610)**	244,464	**(547,084)**	774,395
Adjustments for:				
Accretion of reclamation liability	**3,251**	3,151	**9,603**	9,306
Amortization	**197,304**	219,206	**512,583**	347,291
Stock compensation expense	**221,650**	240,526	**746,035**	255,240
Stock issuance	**–**	–	**–**	–
Future income tax expense	**466,279**	(379,738)	**1,411,774**	(379,738)
	536,874	327,609	**2,132,911**	1,006,494
(Increase) decrease in accounts receivable	**(484,001)**	(111,276)	**(887,827)**	(289,034)
(Increase) decrease in inventory	**(136,162)**	149,659	**32,557**	(229,193)
(Increase) decrease in prepaid expense	**94,462**	(109,695	**6,320**	(135,490)
Increase (decrease) in accounts payable	**(242,443)**	91,533	**(164,439)**	(743,680)
Increase (decrease) in other payables	**402,271**	–	**583,587**	(84,733)
Increase in VAT taxes payable	**298,196**	14,788	**518,984**	14,788
Change in non-cash working capital	**(67,677)**	35,009	**89,182**	(1,467,342)
Cash used in (from) operations	**469,197**	362,618	**2,222,093**	(460,848)
Cash flows from investing activities				
Deferred exploration and development	**(1,533,152)**	(211,119)	**(3,132,833)**	(1,258,469)
Mineral properties	**(905)**	–	**(1,030)**	(142)
Purchase of fixed assets	**(27,338)**	(481,575)	**(179,547)**	(496,843)
Other investments	**–**	310	**–**	47
	(1,561,395)	(692,384)	**(3,313,410)**	(1,755,407)
Cash flows from financing activities				
Increase (decrease) in long-term debt	**(562,950)**	(723,700)	**(562,950)**	(723,700)
Shares issued for cash (less costs)	**212,850**	107,671	**2,553,529**	3,676,670
	(350,100)	(616,029)	**1,990,579**	2,952,970
Foreign exchange translation	**160,493**	(9,958)	**98,769**	149,299
(Decrease) increase in cash flows	**(1,281,805)**	(955,753)	**998,031**	886,014
Cash - beginning of period	**3,004,593**	1,841,767	**724,757**	–
Cash – end of period	**$ 1,722,788**	$ 886,014	**$ 1,722,788**	$ 886,014

The accompanying notes are an integral part of these financial statements

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

1. **Introduction**

   Genco Resources Ltd., (the "Company") was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

   On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. from Luismin S.A. de C.V. ("Luismin"). The purchase price for the acquisition was US $5,000,000 with consideration being a combination of debt and the issuance of shares. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or shares at the Company's option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company made the second instalment payment of US $500,000 in cash. On August 2, 2006 the Company made the third instalment payment of US $500,000 in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

   The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2. **Significant Accounting Policies**

   These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

   a) Basis of Presentation

   These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

   The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

   b) Share Option Plan

   As of August 1, 2002 the Company adopted the standard of the CICA Handbook, *Stock-Based Compensation and Other Stock-Based Payments,* which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

2.   Significant Accounting Policies (continued)

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory cost includes all direct costs of extracting the ore, direct labour and all indirect costs associated with operating the La Guitarra mine.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:
Computer equipment	30 - 45%
Office equipment	20.00%

Straight line:
Building	5.00%
Computers	30.00%
Leasehold improvements	20.00%
Machinery and equipment	12.00%
Mine development and preparation	4.12%
Office furniture and equipment	10.00%
Transport equipment	25.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

2.   Significant Accounting Policies (continued)

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rates of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

i) Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

2. **Significant Accounting Policies (continued)**

j) Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3. **Financial Instruments**

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long-term debt consists of a non-interest bearing promissory note of US $2,500,000 (September 30, 2005: US $3,000,000). This debt has been recorded at its fair value based on equal payments of US $500,000 over eight years starting August 1, 2004 discounted at 5% per annum.

4. **Inventory**

	September 30, 2006 $	December 31, 2005 $
Concentrate	107,467	71,714
Major spares	72,495	208,284
Parts and supplies	365,454	297,974
	545,416	**$ 577,972**

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

5. Mineral Properties and Investment

	September 30, 2006	December 31, 2005
	$	$
Transvaal Property	20,000	20,000
Oest, Nevada	24,505	23,475
Mineral Properties	**$ 44,505**	**$ 43,475**

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds maintaining these claims during the period ended September 30, 2006 (September 30, 2005 – Nil).

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. The Company spent $1,030 maintaining these claims during the period ended September 30, 2006 (September 30, 2005 - $148).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6. Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine in Mexico. The purchase price of the transaction was US $5,000,000 (Cdn $6,996,000) and $354,091 direct acquisition costs with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company paid the vendor $605,000 Cdn (US $500,000) to satisfy the second payment obligation. On August 2, 2006 the Company paid $562,950 CDN (US $500,000) to satisfy the third payment obligation.

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, August 31, 2003, in Canadian dollars. The fair value of the net assets acquired was based on the fair value of the consideration given being $1,407,921 in common shares, $4,491,932 being the fair value of the non-interest bearing debt plus acquisition costs of $354,091.

	$
Current assets	1,723,000
Property, plant and equipment	5,908,075
Total assets acquired	7,631,075
Total liabilities assumed	(1,377,131)
Net assets acquired	**$ 6,253,944**

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

7. Property, Plant and Equipment

	Cost $	Accumulated amortization & depletion $	Sept 30, 2006 Net $	Dec 31, 2005 Net $
Automotive	216,248	87,968	**128,280**	67,479
Buildings	971,886	159,585	**812,301**	846,269
Computer equipment	56,902	34,205	**22,697**	16,856
Furniture and fixtures	65,611	28,355	**37,256**	43,980
Infrastructure and mine development	9,356,357	594,304	**8,762,053**	9,087,634
Leasehold improvements	44,250	32,450	**11,800**	18,437
Mining equipment	2,002,737	473,472	**1,529,265**	1,546,711
Mine reclamation	186,424	24,857	**161,567**	170,889
Property, plant and equipment	12,900,415	1,435,196	**11,465,219**	11,798,255
Exploration projects	3,649,591	–	**3,649,591**	664,013
Civil works project	63,418	–	**63,418**	–
Other deferred charges	83,837	–	**83,837**	–
Exploration and development	3,796,846	–	**3,796,846**	664,013
Total capital assets	$16,697,261	$ 1,435,196	**$15,262,065**	$12,462,268

8. Related Party Transactions

During the nine month period ended September 30, 2006, the Company paid $268,391 in consulting and management fees to directors and officers (September 30, 2005 - $244,358).

All sales of concentrate are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 178,016 options at $0.75 each for proceeds of $133,512, 50,000 options at $0.80 for net proceeds of $40,000 and 165,106 options at $0.85 for net proceeds of $140,340.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 195,334 warrants priced at $1.55 for net proceeds of $302,768 and 181,500 warrants priced at $0.90 for net proceeds of $163,350.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (Cdn $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $557,650 and is recorded as a current liability.

9. **Long-Term Debt (continued)**

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

Total debt	$	2,434,507
Less current portion		557,650
Long-term debt September 30, 2006	**$**	**1,876,857**

10. **Provision for Asset Retirement Obligation**

Balance December 31, 2005	$	198,542
Accretion expense September 30, 2006		9,603
Ending balance September 30, 2006	**$**	**208,145**

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 17 years from the date of purchase is $543,810 which has been discounted using a discount rate of 6.5%.

11. **Share Capital**

a) Share Capital

Authorized: Unlimited common shares without par value

Issued and fully paid common shares:

	Number of Shares		Consideration
Balance December 31, 2004	**20,939,040**	**$**	**12,247,113**
Private placement	4,518,625		3,477,625
Exercise of stock options	390,640		299,181
Exercise of warrants	69,550		62,595
Stock compensation expense	-		270,262
Balance December 31, 2005	**25,917,855**	**$**	**16,356,776**
Exercise of stock options	744,872		620,527
Exercise of warrants	1,596,001		1,933,002
Stock compensation expense	–		746,035
Balance September 30, 2006	**28,258,728**	**$**	**19,656,340**

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $1.55 per share until April 23, 2006. During the nine month period ended September 30, 2006, 764,001 warrants relating to this placement were exercised and the Company received net proceeds of $1,184,202.

11. Share Capital (continued)

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On October 15, 2004 the Company completed a private placement for 763,000 units for $0.90 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $0.90 per share until October 15, 2006. During the nine month period ended September 30, 2006, 597,000 warrants relating to this placement were exercised and the Company received net proceeds of $537,300.

On December 29, 2004 the Company completed a private placement for 345,000 units at $0.80 per unit. Each unit consisted of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance. During the nine month period ended September 30, 2006, 75,000 warrants relating to this placement were exercised and the Company received proceeds of $67,500.

On April 7, 2005 the Company completed a private placement of 4,518,625 units at $0.80 for gross proceeds of $3,614,900. Each unit consisted of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90. During the nine month period ended September 30, 2006, 229,550 warrants relating to this placement were exercised and the Company received $206,595.

b) Options

The Company has established a share purchase option plan whereby the Company's Directors may from time to time grant options to directors, employees or consultants of the Company. The maximum term any option may be is ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price between 49% and 65%, an annual risk free interest rate of 3.25% - 4.25% and vesting over various periods from immediately to five years. The fair value of the stock options was calculated using the Black-Scholes Model and calculated fair values ranged from $0.40 to $1.18 per stock option. The Company records the options as an expense over vesting period of the option.

A summary of the Company's Options at September 30, 2006 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2005	2,183,194	0.89
Granted	1,246,932	2.12
Exercised	(744,872)	0.83
Cancelled or expired	(13,750)	1.15
Balance September 30, 2006	**2,671,504**	**1.40**

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

11. Share Capital (continued)

c) Warrants

A summary of the Company's warrants at September 30, 2006 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance December 31, 2004	3,787,132	1.17
Issued	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.20
Balance December 31, 2005	6,405,076	0.98
Exercised	1,596,001	1.21
Balance September 30, 2006	**4,809,075**	**$0.90**

12. Income Taxes

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company has accumulated non-capital losses in Canada of $3,036,874 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2006	$ 77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
2012	1,521,510
Total	$3,036,874

The Company has non-capital losses available for tax purposes in Mexico of $4,855,491 that expire from 2006 to 2014.

GENCO RESOURCES LTD.
Notes to Consolidated Financial Statements for the Interim Period
Ended September 30, 2006

13. **Restatement**

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra"), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico. Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at Cdn $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

"Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition."

"The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer's share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable."

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given. After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate. The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company's normal cost of borrowing. The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price. Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759. Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over eight years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value. Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method. The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

13. **Restatement (continued)**

The following presents the effect on the Company's previously issued financial statements for the period ended September 30, 2005:

Balance sheet as at September 30, 2005 –

	Previously Reported $	Increase (Decrease) $	Restated $
Capital assets	12,579,844	(977,131)	11,602,713
Total assets	15,815,037	(977,131)	14,837,906
Long-term debt	2,902,750	(511,984)	2,390,766
Total liabilities	4,756,240	(511,984)	4,244,256
Deficit	(5,120,225)	(465,147)	(5,585,372)

Statement of operations for the three months ended September 30, 2005 -

	Previously Reported $	Increase (Decrease) $	Restated $
Cost of sales	1,467,566	(10,641)	1,456,925
Gross profit	489,528	10,641	500,169
Amortization	232,998	(10,641)	222,357
Foreign exchange (gain)	125,501	(46,603)	78,898
Accretion expense	–	33,493	33,493
Net income (loss)	220,713	23,751	244,464
Basic earnings per share	0.01	–	0.01
Deficit, beginning	(5,340,938)	(488,898)	(5,829,836)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

Statement of operations for the nine months ended September 30, 2005 -

	Previously Reported $	Increase (Decrease) $	Restated $
Cost of sales	3,818,939	(31,924)	3,787,015
Gross profit	2,013,365	31,924	2,045,289
Amortization	388,521	(31,924)	356,597
Foreign exchange (gain)	191,533	34,565	226,098
Accretion expense	–	105,228	105,228
Net income (loss)	882,464	(107,869)	774,595
Basic earnings per share	0.04	(0.01)	0.03
Deficit, beginning	(6,002,689)	(357,278)	(6,359,967)
Deficit, ending	(5,120,225)	(465,147)	(5,585,372)

13.   Restatement (continued)

Statement of cash flows for the three months ended September 30, 2005 –

	Previously Reported $	Increase (Decrease) $	Restated $
Net income (loss)	220,713	23,751	244,464
Amortization	232,998	(10,641)	222,357
Accretion	3,152	33,493	36,645
Cash flows used in operating activities	352,660	46,603	399,263
Foreign currency translation	–	(46,603)	(46,603)
Net (decrease) increase in cash	(955,753)	–	(955,753)

Statement of cash flows for the six months ended September 30, 2005 –

	Previously Reported $	Increase (Decrease) $	Restated $
Net income (loss)	882,464	(108,069)	774,395
Amortization	388,521	(31,924)	356,597
Accretion	9,306	105,228	114,534
Cash flows used in operating activities	(311,549)	(34,765)	(346,314)
Foreign currency translation	–	34,765	34,765
Net (decrease) increase in cash	866,014	–	866,014

14. Subsequent Events

On October 27, 2006 the Company issued a news release summarizing the results of an audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District. The audit was prepared by Glenn Clark and Associates and the reserves and resources were reported in compliance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects.* A full copy of the news release can be found on the Company's web site at www.gencoresources.com or on SEDAR at www.sedar.com.

Subsequent to the period end, 250,000 warrants relating to the October 15, 2004 private placement, 25,000 warrants relating to the December 29, 2004 private placement and 2,500,000 warrants relating to the March 9, 2005 private placement were exercised, all at $0.90, with net proceeds to the Company of $2,497,500.

15. Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor of the Company, Luismin S.A. de C.V.



GENCO RESOURCES LTD.

GENCO RESOURCES LTD.

Management Discussion and Analysis
For the Period Ended September 30, 2006

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)



GENCO RESOURCES LTD.

**Management's Discussion and Analysis of Financial Condition and Results of Operations
for the Period Ended September 30, 2006**

November 28, 2006

Introduction

The following Management's Discussion and Analysis ("MD&A") of Genco Resources Ltd. (the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005 and interim consolidated financial statements for the period ended September 30, 2006, which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All dollar amounts are expressed in Canadian dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions. Forward-looking statements are subject to risks and uncertainties and actual future outcomes may differ materially from events and results discussed in this MD&A due to risks and uncertainties described herein or unforeseen events. Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment, supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

In 2004 the Company changed its year end from July 31 to December 31. As a result of the change the Company reported a five month transition year ("TY") covering the period August 1, 2004 to December 31, 2004.

Background

The Company's core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition. The Company is also actively pursuing the acquisition of producing mines and advanced stage mineral projects.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. ("Luismin") of La Guitarra Compania Minera S.A. de C.V. ("La Guitarra"), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all of its assets, including the rights to exploit the entire Temascaltepec Mining District. The purchase price was US $5,000,000 with an initial payment of US $1,000,000 of Common Shares of the Company made on closing and payments of US $500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company in its sole discretion. As of September 30, 2006 the Company has issued 2,170,742 Common Shares and paid US $1,000,000 in cash to satisfy the initial payment and first three annual payments to Luismin.

On October 27, 2006 the Company released the results of an independent audit of mineral reserves and resources for the La Guitarra Mine and Temascaltepec Mining District. Reserves and resources as of July 31, 2006 were audited in compliance with National Instrument 43-101 *Standards of Disclosure for Mineral Properties*. The report dated September 22, 2006 was prepared by Glenn R. Clark, a qualified person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Silver Eq. (oz)
Proven reserve	99,600	223	3.28	714,000	1,264,000
Probable reserve	136,500	567	1.92	2,489,000	2,889,000
Inferred resource	3,000,000	450	1.6	43,403,000	51,103,000

Cut-off grades for the underground resources and reserves were based on silver equivalent of 320 grams per tonne (g/t) using US $5.50/ounce silver and US $500/ounce gold. Reserves and resources were calculated using information obtained from channel sampling and diamond drilling. For areas to be mined from surface no cut-off was applied and all channel sampling was included. Contained ounces were calculated using 50:1 silver to gold ratio to reflect prices at the time. The forecast total cash operating costs was $54.61 per tonne for calendar 2006.

Accomplishments

Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine. During the nine month period ended September 30, 2006, capital investments at La Guitarra focused on expanding infrastructure at the San Rafael and La Guitarra Mines for increased future production and collecting geological information to assist in planning district exploration. Work during the nine month period included development of 2,892 meters of ramps, cross cuts and drifts, 9,452 meters of surface diamond drilling, 3,137 meters of underground diamond drilling, expansion of waste rock dumps, test mining at surface and surface mapping of La Guitarra Vein.

Plans for the remainder of fiscal 2006 include La Guitarra Mill upgrades, expanding production at La Guitarra Mine, continued development in the San Rafael II zone of the San Raphael Mine, over 1,000 meters of additional underground development and approximately 370 meters of new ventilation raises and ore passes.

Underground exploration and development to test the feasibility of opening the Nazareno Mine (approximately four kilometers northwest of La Guitarra) continues with 300 meters of underground drifts and crosscuts completed in 2006. An additional 200 meters of drifts and crosscuts and up to 2,000 meters of drilling are planned for the Nazareno Area.

Exploration and sampling at Mina de Agua (approximately five kilometers southeast of La Guitarra) and testing of large vein outcrops to assess surface mining potential are ongoing.

The Company continues its efforts to contain costs in an increasingly inflationary environment for mining. The Company has ordered new mill equipment for La Guitarra, which is expected to reduce costs by approximately US $3.00 per tonne of ore milled or US $0.24 per silver equivalent ounce produced based on current proven reserve average grades. These mill upgrades are expected to be completed and operational in Q1 of fiscal 2007. It is not anticipated that it will be any disruption of metal production while upgrade work is being conducted.

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (News Release dated August 3, 2006). The programs first phase is to include 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling. As of September 30, 2006 over 2,000 meters of trenching and 9,000 meters of core drilling were complete. The majority of phase one work is expected to be completed during the remainder of calendar 2006 and early 2007. The Company plans to use information gained during phase one to develop plans for future district exploration, mine development and production.

Overall Performance

During the period the Company recorded higher average selling prices and higher production and mill utilization levels at La Guitarra. Despite increased production levels, actual silver equivalent ounces produced were lower than in the same period of 2005 due to a lower gold/silver equivalency ratio and unusually high gold grades during the period ended September 30, 2005.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	9 Months Ended Sept 30, 2006	**9 Months Ended Sept 30, 2005**	**2005**
Tonnes milled	40,339	33,537	45,924
Silver equivalent ounces	624,326	659,705	919,510
Silver ounces	427,748	294,908	438,232
Gold ounces	3,712	5,996	8,047
Silver equivalent grade (gpt)	540	682	658
Average realized silver price US$	11.30	7.10	7.36
Average realized gold price US$	598.42	431.41	440.19
Gold$/Silver$ equivalency factor	52.96	60.73	59.81

Production Costs

During the nine month period La Guitarra reported a cash operating cost of US $4.56 (September 30, 2005 – US $3.93), total cash cost of US $4.94 (September 30, 2005 – US $4.17) and total production costs of US $5.70 (September 30, 2005 – US $4.54) per silver equivalent ounce produced. Increased costs reflect higher costs for consumables and lower average grades compared to the period ended September 30, 2005.

Selected Annual Information

	December 31, 2005	December 31, 2004 *	July 31, 2004 *
	$	$	$
Total revenue	7,187,026	1,920,198	3,723,638
Operating profit	2,582,409	489,152	370,023
General & administration	(1,363,629)	(672,308)	(1,068,742)
Gain (loss) before other items	1,218,780	(183,156)	(698,719)
Other income (expense)	(499,702)	(209,876)	(273,217)
Net income (loss)	719,078	(393,032)	(971,936)
Net income (loss) per-share	0.03	(0.02)	(0.05)
Net income (loss) per-share fully diluted	0.03	(0.02)	(0.05)
Total assets	14,905,482	11,534,416	10,970,848
Total long-term liabilities	2,758,683	3,146,610	4,066,642

* Restated April 17, 2006

Results for the Year to Date

For the nine month period ended September 30, 2006 the Company recorded revenues of $7,026,100 (September 30, 2005 - $5,832,304), cost of sales of $3,723,021 (September 30, 2005 - $3,787,015) and gross income from operations of $3,303,079 (September 30, 2005 - $2,045,289). The Company posted a net loss of $547,084 (September 30, 2005 – net income $774,595) and a net loss per share of $0.02 (September 30, 2005 – net income $0.03). The loss recorded for the period was a result of non cash expenses recognized for accounting purposes totaling $2,386,665.

During the period ended September 30, 2006 cash flows used in investing activities were $3,313,410 (September 30, 2005 - $1,755,407) with the funds coming from operating profits at La Guitarra and cash reserves. These funds were primarily used for ongoing exploration and development work at La Guitarra.

Assets totaled $19,553,291 at September 30, 2006, an increase of $4,647,809 during the period. The asset growth reflects the ongoing development at La Guitarra and the proceeds received from the issuance of shares during the period. During the period current assets increased $1,846,982 to $4,246,721 (December 31, 2005 - $2,399,739) and net working capital increased to $1,780,775 (December 31, 2005 - $846,625). Current liabilities increased $912,832 over the period to stand at $2,465,946 on September 30, 2006, and long term liabilities increased $1,472,498 to $4,108,979 due to the recognition of a deferred tax liability for accounting purposes.

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, *Stock-Based Compensation and Other Stock-based Payments*, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the six month period ended September, 2006 the Company recorded a stock-based compensation expense of $746,035 (September 30, 2005 - $255,240).

Summary of Quarterly Results

The following table summarizes selected financial information for the Company for the last eight completed fiscal quarters.

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005*
	$	$	$	$
Total revenue	2,009,404	2,691,220	2,325,476	1,354,722
Operating profit	1,090,936	1,344,112	868,031	537,120
General & administration	(604,582)	(516,731)	(394,409)	(16,500)
Gain (loss) before other items	486,354	827,381	473,622	520,620
Other items	(837,964)	(684,647)	(811,831)	(576,137)
Net gain (loss)	(351,610)	142,734	(338,209)	(55,517)
Net gain (loss) per-share	(0.01)	0.00	(0.01)	(0.00)
Net gain (loss) per-share fully diluted	(0.01)	0.00	(0.01)	(0.00)
Total assets	19,553,291	18,945,305	16,615,446	14,905,482
Total long-term liabilities	3,618,979	3,540,924	3,105,200	2,636,481

	September 30, 2005*	June 30, 2005*	March 31, 2005*	December 31, 2004**
	$	$	$	$
Total revenue	1,957,094	2,046,217	1,828,993	661,975
Operating profit	500,169	822,411	722,709	223,173
General & administration	(357,712)	(613,450)	(375,967)	(681,998)
Gain (loss) before other items	142,457	208,961	346,742	(458,825)
Other items	102,007	(10,386)	(15,186)	(141,837)
Net gain (loss)	244,464	198,575	331,556	(600,662)
Net gain (loss) per-share	0.01	0.01	0.02	(0.03)
Net gain (loss) per-share fully diluted	0.01	0.01	0.02	(0.03)
Total assets	14,837,906	14,887,371	14,716,923	11,534,416
Total long-term liabilities	2,572,459	3,305,667	3,211,057	3,146,610

*Restated
**Transitional two month period required to change the financial year end to December 31.

Revenues are from operations at La Guitarra. Revenue is recognized net of refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian dollar, the selling currency, the American dollar, and the Mexican peso. See section 2.e) *Foreign Currency Translation* of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses. General and administration costs include all costs incurred directly by The Company, costs associated with the administration of La Guitarra and Rule Nevada. General and administration expenses for the three month period ended September 30, 2006 were $604,582 (September 30, 2005 - $357,712).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On September 30, 2006 the Company had cash reserves of $1,722,788, current assets of $4,246,721 and net working capital of $1,780,775 (December 31, 2005 - $846,625). The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

In order to implement long term plans for the Temascaltepec Mining District and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work. Until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Subsequent to the period end, 250,000 warrants relating to the October 15, 2004 private placement, 25,000 warrants relating to the December 29, 2004 private placement and 2,500,000 warrants relating to the March 9, 2005 private placement were exercised, all at $0.90, with net proceeds to the Company of $2,497,500.

Transactions with Related Parties

During the nine months ended September 30, 2006, consulting and management fees paid to directors and officers of the Company amounted to $268,391 (2005 - $244,358).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant creditor of the Company.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 178,016 options at $0.75 each for proceeds of $133,512, 50,000 options at $0.80 for proceeds of $40,000 and 165,106 options at $0.85 for proceeds of $140,340.

During the nine month period ended September 30, 2006, directors and officers of the Company exercised 195,334 warrants priced at $1.55 for net proceeds of $302,768, and 181,500 warrants priced at $0.90 for net proceeds of $163,350.

Critical Accounting Policies

The Company's critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management's knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, of which 28,258,728 were outstanding on September 30, 2006. On September 30, 2006 the Company had options to purchase 2,671,504 Common Shares and warrants to purchase 4,809,075 Common Shares outstanding.

Outlook

The Company will continue to expand the San Rafael Mine and develop new reserves in La Guitarra Mine. Exploration will focus on targets near existing infrastructure with high potential for success. The Company will explore the option of reopening the Nazareno Mine and Mina de Agua, as well as exploiting easily accessed outcrops at surface.

A production increase from the current average of 150 tonnes per day to over 200 tonnes per day is planned when sufficient additional mill and mine staff can be contracted and trained. Initially some additional mill feed will come from stockpiles and lower grading lower cost areas of the Mines which may reduce average ore grades. Management feels that the current environment of high metals prices combined with excess mill capacity presents an opportunity to economically exploit lower grade lower cost ore. Average milled grades are expected to initially drop, stabilize and then increase as more new areas of the Mines are brought into production.

Management believes that demand for silver and gold will support current prices and has no plans to hedge production at this time. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in metals prices while the strong positive correlation between the US dollar and Mexican peso will provide some protection from rising real costs.

The Company continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive. Management believes the Temascaltepec District has significant potential for increased production and the discovery of additional resources. La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Form 52-109F2 *Certification of Interim Filings*

I, **Robert Gardner, Chairman** of **Genco Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Genco Resources Ltd.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 22, 2006

"Robert Gardner"

_____
Robert Gardner
Chairman

Form 52-109F2 *Certification of Interim Filings*

I, *Wayne Moorhouse, CFO* of *Genco Resources Ltd.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *Genco Resources Ltd.*, (the issuer) for the interim period ending *September 30, 2006*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 22, 2006

"Wayne Moorhouse"

_____
Wayne Moorhouse
CFO

GENCO RESOURCES LTD.

Trading Symbol TSX-VE: **GGC**

Genco Intercepts 28.5 Meters Grading 1.65 g/t Gold and 101 g/t Silver at La Guitarra

September 14, 2006 - Genco Resources Ltd. is pleased to announce that drilling has intersected significant disseminated silver and gold mineralization at its La Guitarra mine in the Temescaltepec Mining District, Mexico State, Mexico. Hole SA-1on the Santa Ana vein at Mina de Agua returned 13.6 meters grading 118 grams per tonne ("g/t") silver and 0.08 g/t gold. Hole C-11 on the La Guitarra vein in the Creston area returned 28.5 meters grading 101 g/t silver and1.64 g/t gold. The following tabulates the results of recent drilling on the Santa Ana Vein and Creston area of the La Guitarra vein.

Santa Ana Vein						
Drill Hole	**From (m)**	**To (m)**	**Interval (m)**	**Au (g/t)**	**Ag (g/t)**	**eAg (g/t)**
SA-1	41.8	55.4	13.6	0.08	118	122
includes	53.1	55.4	2.3	0.31	442	459
SA-2*	49.8	54.5	4.7	0.08	286	290
includes	53.0	54.0	1.0	0.12	701	708
and	67.9	75.0	7.1	0.39	322	346
includes	68.8	69.8	1.1	1.40	907	991
SA-3	104.5	106.8	2.3	0.32	499	517
SA-4	46.9	64.9	17.95	1.54	138	223
includes	53.9	55.9	2.00	0.21	317	329
	62.9	64.9	1.95	13.30	47	779
SA-5	57.5	63.1	5.55	0.17	170	180
includes	57.5	59.0	1.50	0.41	364	386
and	73.45	77.1	3.6	0.08	102	107
La Guitarra Vein - Creston Target						
C-1	0.00	17.50	17.50	1.12	55	117
C-2	0.00	23.15	23.15	2.03	113	225
C-3	Abandoned at 6.5 meters					
C-4	0.00	17.40	17.40	0.16	43	51
C-5	5.50	18.50	13.00	0.28	75	90
C-6	9.00	20.15	11.15	0.52	81	109
C-7	25.90	51.60	25.70	0.49	72	99
C-8	7.10	20.30	13.20	0.32	46	64
C-9	10.10	22.85	12.75	0.16	22	31
C-10	30.50	49.20	18.70	0.21	37	49
C-11	0.00	28.50	28.50	1.64	101	191
C-12	0.00	27.70	27.70	0.51	72	100
C-13	0.00	6.20	6.20	4.87	184	451
and	14.35	49.10	34.75	0.23	60	73
C-14	0.00	25.35	25.35	1.04	53	111
C-15*	18.25	26.00	7.75	0.46	35	60
C-16*	29.00	34.50	5.50	0.83	140	186
*C-15 Abandoned at 26 meters, C-16 abandoned at 34.5 meters						
All intervals except SA-2 assayed by ALS Chemex, Vancouver Lab using standard fire assaying and ICP procedures. SA-2 assayed by La Guitarra's mine lab using standard fire assay procedures. ALS Chemex check assays for SA-2 are pending						

Note: 'eAG' is silver equivalent. A 55:1 Silver to Gold Ratio representing $10/oz silver and $550/oz gold was used to calculate eAg.

Mina de Agua Area Work Plan

Genco continues step out drilling on the Santa Ana vein. Drilling is also planned for the San Bernabe vein and the Cascarus vein in the near future. Genco plans to post a map on its website showing the location of these veins and drill holes.

Based on favourable topography and drill results to date, environmental and blasting permits have been secured to initiate underground exploration and mine development on the Santa Ana vein. Road and surface infrastructure construction have already begun.

La Guitarra-Creston Work Plan

The Creston area of the La Guitarra vein is approximately 300 meters from the La Guitarra mill. The La Guitarra-Creston bulk tonnage target is over 1600 meters in strike length extending from the current open cut to the historic Los Angeles mine. Gold and silver recoveries on ore taken from the Creston surface cut are similar to recoveries obtained from other oxide ores mined at La Guitarra.

In light of the promising Creston drill results old drill data are being re-evaluated. In the past only those portions of the drill core containing visually obvious high grade mineralization were submitted for analysis. Old core will be re-logged and new samples taken to determine the extent and grade tenor of the disseminated mineralization in the La Guitarra vein. Data from historic workings is also being reviewed to determine the extent of disseminated mineralization surrounding historic stopes which contain moderate to low grade backfill.

A drill program at El Creston, utilizing both large contracted core rigs and recently purchased compressed air driven core rigs, is underway. A trenching program has begun in order to aid with the placement of drill holes. As with the Mina de Agua area, Genco plans to post maps and sections on its website showing the location and progress of its work at La Guitarra-Creston.

A metallurgical test program is being undertaken to determine the most cost effective way to treat both the disseminated bulk tonnage material and typical mine ores. Bottle roll tests from run of mill samples and a composite of the Creston core samples are being done to test the amenability of cyanide milling. Six (6) column tests are being conducted to determine if Heap Leach extraction techniques are suitable.

Genco's President Greg Liller states "I am very pleased that our exploration program is already having a positive effect on the mining operations. The Creston area can be mined at a very low cost compared to the current underground mining costs. This mineralization, combined with mineralization from the Santa Ana vein, will help us fulfill our near term objective of feeding the mill at its 340 tonne per day capacity."

The disseminated mineralization intersected at both Santa Ana and La Guitarra adds another dimension to the already large economic potential of the Temescaltepec mining district."

The qualified person responsible for all technical data reported in this news release is James McDonald, B.Sc. (Geology) and PGeo., a director of Genco.

Quality Control & Assurance

Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half being prepped in the mine site lab which is then shipped to the Chemex Laboratories in Hermosillo, Mexico for preparation of pulps which are shipped to Vancouver, B.C. Canada for analysis by ICP with an AA finish for gold and silver. Over limit samples (>10 gpt gold and >100 gpt silver) are re analyzed using a gravimetric fire assay for gold and either a fire assay with gravimetric finish or an acid digestion with an AA finish fro silver. The other half of the core is retained for future assay verification. Other QA/QC measures include the insertion of blanks, duplicates and reference materials. The laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values
.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresorces.com
GGC (TSX Venture Exchange)